Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE TRUST, INC.

STICKER SUPPLEMENT DATED JULY 27, 2012

TO PROSPECTUS DATED MARCH 12, 2012

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated March 12, 2012 and the sticker supplements dated May 15, 2012 and June 8, 2012 (the “Sticker Supplements”). Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “Company” and “CNL Healthcare Trust” include CNL Healthcare Trust, Inc. and its subsidiaries.

RECENT DEVELOPMENTS

Prospectus Summary

The following is an addition to the end of the section entitled “Prospectus Summary — Recent Developments”, at page 1 of the prospectus:

Recent Developments

On June 29, 2012, we acquired through our operating partnership and wholly-owned subsidiary, CHT Partners, LP, an ownership interest in seven senior housing properties valued at $226.1 million (the “Sunrise Communities” or the “Communities”) and entered into agreements with affiliates of Sunrise Senior Living, Inc., in connection with the venture. The Sunrise Communities acquired feature 687 living units comprised of 129 independent living units, 374 assisted living units and 184 memory-care units. See “Business – Properties” for further information.

The following replaces in its entirety the fourth full paragraph on page 2 of the prospectus, in the section entitled “Prospectus Summary — Our Sponsor, Our Advisor and Our Property Manager:

Our Sponsor, Our Advisor and Our Property Manager

Our properties will be managed under an amended and restated property management and leasing agreement dated as of June 28, 2012 between us and our property manager, CNL Healthcare Manager Corp., a Florida corporation formed on July 6, 2010 and an affiliate of CNL and our advisor. Our property manager is responsible for managing and leasing our commercial real estate investments. The term of the property management agreement is for six years from June 8, 2011, the date of our original property management agreement, and may be renewed for six successive one-year terms. Our property manager will receive property management fees for management of our properties of 2% of annual gross revenues for single tenant properties, and 4% of annual gross revenues for multi-tenant properties. In addition, if we contract directly with a third-party property manager for management of a property, our property management may receive an oversight fee of up to 1% of annual gross operating revenues of the property for oversight of the management of the property; however, in no event will our property manager receive both a property management fee and an oversight fee for the same property.

The following is an addition to the end of the section entitled “Prospectus Summary – Borrowings”, at page 4 of the prospectus:

Borrowings

On June 29, 2012, to assist in financing our acquisition of the Sunrise Communities, CHT SL IV Holding, LLC, a subsidiary of CHT Partners, L.P., our operating partnership (the “CHT Mezz Borrower”), entered into a mezzanine loan agreement with the lender, RCG LV Debt IV Non-Reit Assets Holdings, LLC, providing for a mezzanine loan in the original aggregate principal amount of $40.0 million. The mezzanine loan matures on July 5, 2014, unless the CHT Mezz Borrower exercises its option to extend the term of the loan beyond the initial maturity date for one successive term of one year, provided certain terms and conditions are satisfied by the CHT Mezz Borrower. See “Business – Borrowings” for further information.

The following replaces in its entirety the first full row at page 12 of the prospectus, in the section entitled “Prospectus Summary – Compensation of Our Advisor and Affiliates”:

Compensation of Our Advisor and Affiliates

Property and construction management fees payable to our property manager	We will pay to our property manager a property management fee of (a) 2% of annual gross rental revenues from our single tenant properties, and (b) 4% of annual gross rental revenues from our multi-tenant properties. In the event that we contract directly with a third-party property manager in respect of a property, we may pay our property manager an oversight fee of up to 1% of annual gross revenues of the property managed; however, in no event will we pay both a property management fee and an oversight fee to our property manager with respect to the same property. The property management fee or, as applicable, the oversight fee will be paid to our property manager on a monthly basis. We or our subsidiary property owners also will pay to our property manager a construction management fee equal to 5% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property, and (ii) $1.0 million, which fee will be due and payable upon completion of such projects. We will reimburse our property manager for the costs and expenses incurred by our property manager on our behalf in connection with the management of a property. Such costs and expenses will include legal, travel and other out-of-pocket expense that are directly related to the management of specific properties. Our property manager is responsible for all costs and expenses relating to the wages, salaries and other employee-related expenses of its employees and subcontractors.	Amount is not determinable at this time

Management Compensation

The following replaces in its entirety the first full row at page 63 of the prospectus, in the section entitled “Management Compensation”:

Property and Construction Management Fees Payable to our property manager	We will pay to our property manager a property management fee of (a) 2% of annual gross rental revenues from our single tenant properties, and (b) 4% of annual gross rental revenues from our multi-tenant properties. In the event that we contract directly with a third-party property manager in respect of a property, we may pay our property manager an oversight fee of up to 1% of annual gross revenues of the property managed; however, in no event will we pay both a property management fee and an oversight fee to our property manager with respect to the same property. The property management fee or, as applicable, the oversight fee will be paid to our property manager on a monthly basis. We or our subsidiary property owners also will pay to our property manager a construction management fee equal to 5% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of	Amount is not determinable at this time

expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property, and (ii) $1.0 million, which fee will be due and payable upon completion of such projects. We will reimburse our property manager for the costs and expenses incurred by our property manager on our behalf in connection with the management of a property. Such costs and expenses will include legal, travel and other out-of-pocket expense that are directly related to the management of specific properties. Our property manager is responsible for all costs and expenses relating to the wages, salaries and other employee-related expenses of its employees and subcontractors.

Business

The map graphic on page 79 of the prospectus, in the section entitled “Business – Properties”, is deleted in its entirety.

The following replaces in its entirety the table on page 79 of the prospectus, in the section entitled “Business – Properties”:

Properties

Primrose Property	Location	Total Units	Occupancy % as of 5/31/2012	Year Built	Square Feet
Primrose Retirement Community of Casper	Casper, WY	88	98.9%	2004	115,880
Primrose Retirement Community of Grand Island	Grand Island, NE	68	85.3%	2005	87,722
Sweetwater Retirement Community	Billings, MT	76	97.4%	2006	99,020
Primrose Retirement Community of Marion	Marion, OH	80	97.5%	2006	106,420
Primrose Retirement Community of Mansfield	Mansfield, OH	82	97.6%	2007	109,452
		394	95.7%

The following is an addition to the last paragraph on page 79 of the section entitled “Business – Properties” in the prospectus:

There are a number of comparable facilities in the primary market area that may compete with each property.

The following is an addition to the end of the section entitled “Business – Properties”, at page 80 of the prospectus:

On June 29, 2012, we, through our operating partnership, a wholly-owned subsidiary, CHT Partners, LP, acquired an ownership interest in seven senior housing properties valued at $226.1 million. We entered into agreements with Sunrise Senior Living Investments, Inc. (“Sunrise”) and Sunrise Senior Living Management, Inc., a wholly owned subsidiary of Sunrise Senior Living, Inc. (“Sunrise Management”) to acquire the Communities through a new joint venture, CHTSun Partners IV, LLC (“CHTSun IV”), formed by us and Sunrise with an agreed upon value of approximately $226.1 million. We acquired approximately fifty-five percent (55%) of the membership interests in CHTSun IV for an equity contribution of approximately $56.8 million (“Contribution”), plus our pro rata share of certain shared expenses. Sunrise acquired approximately forty-five percent (45%) of the membership interests in CHTSun IV in exchange for its contribution to the Joint Venture of 100% of its interest in certain predecessor companies that formerly owned the Sunrise Communities which are now owned by the Joint Venture, plus Sunrise’s pro rata share of certain shared expenses. Concurrent with the closing of the transaction the joint venture distributed $5.0 million to Sunrise.

CHTSun IV obtained $125.0 million in debt financing encumbering the Communities from the Prudential Insurance Company, which was used in part to satisfy indebtedness on some of the facilities from lenders other than The Prudential Insurance Company. The non-recourse loan, which is collateralized by the Communities, has a maturity date of March 5, 2019 and a fixed-interest rate of 4.66% on $55.0 million of principal and 5.25% on $70.0 million of principal requiring interest-only payments on $55.0 million until September 5, 2012 and interest-only payments on $70.0 million until January 5, 2013 and monthly payments on both outstanding amounts thereafter of principal and interest based upon a 30-year amortization schedule.

Under the terms of the venture agreement with Sunrise, we receive a preferred return of 11% on our invested capital for the first seven years, and share control over major decisions with Sunrise. Subject to certain restrictions and in accordance with the terms of the venture agreement, Sunrise has the option to acquire 100% of our interest in the joint venture in years one and two, and in years four through seven, inclusive. The calculation of Sunrise’s purchase price is based upon a predetermined schedule as provided in the joint venture agreement.

The Sunrise Communities identified below feature 687 living units comprised of 129 independent living units, 374 assisted living units and 184 memory-care units. The units have an average occupancy rate of 83.6% as of May 31, 2012. The joint venture owns a fee simple interest in the Sunrise Communities. Sunrise Management will continue to operate and manage the Sunrise Communities pursuant to a long-term management agreement pursuant to which it will be paid a fee of 6% of gross revenues earned by the Sunrise Communities.

Sunrise Property	Location	Total Units	Occupancy % as of 05/31/2012	Year Built	Square Feet
Sunrise of Santa Monica	Santa Monica, CA	70	92.4%	2003	26,475
Sunrise on Connecticut Avenue	Washington, D.C.	100	101.8%	2003	42,826
Sunrise at Siegen	Baton Rouge, LA	79	73.5%	2009	36,024
Sunrise of Metairie	Metairie, LA	72	95.4%	2009	33,595
Sunrise of Gilbert	Gilbert, AZ	144	92.3%	2008	54,910
Sunrise of Louisville	Louisville, KY	80	87.7%	2009	37,609
Sunrise at Fountain Square	Lombard, IL	142	55.7%	2009	87,315
		687	83.6%

We have no plans for renovation or improvements of any of the Sunrise Communities and believe each is suitable for its intended purpose. In the opinion of management, the Communities are adequately covered by insurance.

There are a number of comparable facilities in the primary market area that may compete with each property.

We paid our advisor an investment service fee of $2,301,000.00 in connection with the acquisition of the Sunrise Communities, which is equal to 1.02% of the purchase price of the Sunrise Communities.

The following table sets forth our estimated depreciable basis for federal tax purposes in each of the Sunrise Communities:

ESTIMATED DEPRECIABLE BASIS OF SUNRISE COMMUNITIES

Community	Estimated Basis
(in millions)
Sunrise of Santa Monica	$31.0
Sunrise on Connecticut Avenue	$40.7
Sunrise at Siegen	$17.4
Sunrise of Metairie	$18.0
Sunrise of Gilbert	$33.8
Sunrise of Louisville	$14.5
Sunrise at Fountain Square	$43.3

We will calculate the depreciation expense for federal income tax purposes using the straight line method. We anticipate depreciating building and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively.

The following represents the locations of our properties:

Typically, the primary market area for a senior living community is a 5-10 mile radius, the area from which the property obtains a majority of its residents. Factors which may impact the decision to select a senior living community include the ability to remain at home, the level of care offered at a community, the economic situation of the potential resident, incentives or discounts being offered in the market, the influence of the potential resident’s family or primary caregiver, and the geographic location and proximity to family, friends, medical providers and cultural activities.

The following is an addition to the end of the section entitled “Business – Borrowings”, at page 81 of the prospectus:

On June 29, 2012, to assist in financing our acquisition of the Sunrise Communities, the CHT Mezz Borrower entered into a mezzanine loan agreement (the “Loan Agreement”) with RCG LV Debt IV Non-Reit Assets Holdings, LLC (“Lender”), providing for a mezzanine loan in the original aggregate principal amount of $40.0 million (the “Loan”). The Loan matures on July 5, 2014, unless the CHT Mezz Borrower exercises its option to extend the term of the Loan beyond the initial maturity date for one successive term of one year, provided certain terms and conditions are satisfied by the CHT Mezz Borrower (the “Maturity Date”).

Pursuant to a pledge and security agreement between the CHT Mezz Borrower and Lender dated as of the date of the Loan Agreement, the Loan is collateralized by a first priority security interest in all of the CHT Mezz Borrower’s approximately fifty-five percent (55%) membership interest in CHTSun IV, including, but not limited to, all proceeds, income and profits thereof, and all property received in exchange or substitution therefor, associated with the collateral. The Loan is guaranteed by CNL Healthcare Trust.

Interest on the outstanding principal balance of the Loan accrues from the date of the Loan to the Maturity Date at the following rate: (i) from June 29, 2012 through and including the payment date occurring in July 2013, eight percent (8%) per annum, and (ii) from and after the payment date occurring in August 2013, twelve percent (12%) per annum. Interest payments are payable monthly. On the Maturity Date, the CHT Mezz Borrower is obligated to repay the outstanding principal balance of the Loan, and all accrued and unpaid interest thereon, plus the Exit Fee (which is defined in the Loan Agreement as the sum of (i) 2% of the principal balance of the Loan being prepaid and/or repaid, plus (ii) upon the prepayment and/or repayment of the Loan in full, if Lender has not received interest payments totaling at least $3.2 million as of such date, an amount equal to (x) $3.2 million, minus (y) the aggregate amount of interest payments received as of such date), and all other amounts due under the Loan Agreement and under the related promissory note, pledge agreement and the other Loan Documents (as defined in the Loan Agreement).

The CHT Mezz Borrower may prepay the Loan, in whole or in part, in an aggregate principal amount of $1.0 million, or any integral multiple of $100,000.00 in excess thereof, plus any applicable Exit Fee.

The Loan Agreement contains affirmative, negative and financial covenants customary for this type of mezzanine loan. The Loan Agreement also contains customary events of default relating to us and the CHT Mezz Borrower.

Management

The following replaces in its entirety the table of directors and executive officers in the section entitled “Management – Directors and Executive Officers” at page 108 of the prospectus, and as amended in the Sticker Supplements:

Directors and Executive Officers

Our directors and executive officers are listed below:

Name	Age*	Position
James M. Seneff, Jr.	65	Director and Chairman of the Board
Thomas K. Sittema	53	Director and Vice Chairman of the Board
Bruce Douglas	79	Independent Director
Michael P. Haggerty	59	Independent Director
J. Douglas Holladay	65	Independent Director
J. Chandler Martin	61	Independent Director
Stephen H. Mauldin	43	President and Chief Executive Officer (Principal Executive Officer)
Joseph T. Johnson	37	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)
Ixchell C. Duarte	45	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Holly J. Greer	40	Senior Vice President, General Counsel and Secretary

*	As of April 30, 2012

The biography of Mr. Dennis N. Folken is deleted in its entirety from the section entitled “Management – Directors and Executive Officers” beginning at page 108 of the prospectus; and the following biography of Mr. J. Chandler Martin is hereby added to said section:

J. Chandler Martin. Independent Director. Mr. Chandler joined our board as an Independent Director effective July 27, 2012. Mr. Martin served as Corporate Treasurer of Bank of America, a banking and financial services company, from 2005 until his retirement in March 2008. During his 27 years at Bank of America, Mr. Martin held a number of line and risk management roles, including leadership roles in commercial real estate risk management, capital markets risk management, and private equity investing. As Treasurer, he was responsible for funding, liquidity, and interest rate risk management. From 2003 to 2005, Mr. Martin was Bank of America’s Enterprise Market and Operational Risk Executive, and from 1999 until 2003, he served as the risk management executive for Bank of America’s Global Corporate and Investment Banking. From April 2008 through July 2008, following his retirement, Mr. Martin served as a member of the Counterparty Risk Management Policy Group III (“CPMPG III”), co-chaired its Risk Monitoring and Risk Management Working Group, and participated in the production of CPMPG III’s report: “Containing Systemic Risk: The Road to Reform”, a forward-looking and integrated framework of risk management best practices. Mr. Martin returned to Bank of America in October 2008 to assist with the integration process for Enterprise Risk Management following Bank of America’s acquisition of Merrill Lynch. After working on the transition, Mr. Martin served as Bank of America’s Enterprise Credit and Market Risk Executive until July 2009. Currently, Mr. Martin is a member of the Board of Directors of FNB United Corp., a community bank holding company headquartered in Asheboro, North Carolina, serving as the Chair of its Risk Management Committee, and as a member of its Audit Committee. He also currently serves as the Chair of the Board of Trustees of Myers Park United Methodist Church. Mr. Martin attained an M.B.A. from Samford University in 1976, and a B.A. in Economics from Emory University in 1972.

As a result of these professional and other experiences, Mr. Martin possess particular knowledge of, among other things, systems of internal controls, risk management best practices, sound corporate governance, and the relationship between liquidity, leverage and capital adequacy, which strengthens the board’s collective knowledge, capabilities and experience.

Security Ownership

The following replaces in its entirety the section entitled “Security Ownership”, at page 114 of the prospectus:

SECURITY OWNERSHIP

The following table sets forth, as of June 30, 2012, the number and percentage of outstanding shares beneficially owned by all persons or groups known by us to be the beneficial owner of more than 5% of our common stock, by each director and nominee, by each executive officer, and by all executive officers and directors as a group, based upon information furnished to us by such stockholders, directors and officers. The address of the persons named in the table is 450 South Orange Avenue at CNL Center at City Commons in Orlando, Florida 32801.

Name of Beneficial Owner	Common Stock Beneficially Owned(1)
	Number of Shares of Common Stock	Percentage of Class
James M. Seneff, Jr.(2)	22,670	*
Thomas K. Sittema	—	—
Bruce Douglas	11,335	*
J. Chandler Martin	—	—
Michael P. Haggerty	—	—
J. Douglas Holladay	—	—
Stephen H. Mauldin	—	—
Joseph T. Johnson	—	—
Ixchell C. Duarte	—	—
Holly J. Greer	—	—
All directors and officers as a group	34,005	*

FOOTNOTES:

*	Represents less than 1% of the shares outstanding.
(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, and includes shares issuable pursuant to options, warrants and similar rights with respect to which the beneficial owner has the right to acquire within 60 days of June 30, 2012. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Represents shares attributed to Mr. Seneff as a result of his control of our sponsor, CNL Financial Group, Inc., which indirectly owns 22,670 shares of the Company’s common stock through our advisor, CNL Healthcare Corp.

Property Manager

The following replaces in its entirety the section entitled “Property Management Agreement”, beginning at page 125 of the prospectus:

Property Management Agreement

We and our Operating Partnership, CHT Partners, LP, have entered into an amended and restated property management and leasing agreement with our property manager for the management of substantially all of our properties. Each of our subsidiary property owners will join us in this agreement for the property owned by such subsidiary. Each of our subsidiaries, therefore, will be responsible to pay the property management fees to our property manager and reimburse our property manager for costs and expenses incurred on our behalf for the property owned by such subsidiary.

The property management agreement has a six-year term that will be automatically extended for an unlimited number of successive six-year periods unless either party provides the other party at least 90 days’ prior notice of its intent to terminate the agreement. The property management agreement may also be terminated by either party at any time (i) in the event of the voluntary or involuntary bankruptcy of the other party or the other party is subject to a similar insolvency event, (ii) with the mutual consent of the parties, or (iii) for “cause.” In this case, “cause” means a material breach of the property management agreement that is not cured within 30 days after notice of such breach relating to all or substantially all of the properties being managed under the property management agreement. Upon termination of the property management agreement, our property manager is required to cooperate with us to facilitate an orderly transition of the property manager’s duties under the property management agreement, and will be entitled to be paid all compensation which may be due to it under the agreement up to the date of such termination.

Our property manager is the exclusive leasing agent for our multi-tenant properties and is responsible to collect and remit lease payments and resolve tenant issues. Our property manager also generally is responsible for the maintenance of multi-tenant properties, including supervision of repairs and alterations, obtaining and maintaining utilities and supplies, payment of maintenance expenses and maintenance of records and books for the managed properties. With respect to single tenant properties, our property manager generally will be responsible to negotiate leases on our behalf, monitor the tenant’s compliance with ground leases for properties located on leased or permitted land, collect and remit lease payments, resolve tenant issues, oversee the budget and monitor spending for single tenant properties and monitor the tenant’s real property tax payments and insurance programs. In the event we contract directly with a third party property manager for management of a property, our property manager will perform an oversight function and generally will be responsible to review and verify the accuracy of the periodic reporting provided by such third party manager, oversee the performance of the properties, oversee the budget and monitor spending for the oversight properties, monitor physical upkeep of the properties, monitor ground lease compliance, as applicable, and monitor the real property tax and insurance payments for the property.

Unless our subsidiary property owner and our property manager agree otherwise, we, or our subsidiary property owner, will pay our property manager a Property Management Fee of (i) 2% of annual gross rental revenues from our single tenant properties, and (ii) 4% of annual gross rental revenues from our multi-tenant properties. In the event that we contract directly with a third-party property manager in respect of a property, we may pay our property manager an oversight fee of up to 1% of annual gross operating revenues of the property managed; however, in no event will we pay both a property management fee and an oversight fee to our property manager with respect to the same property. We or our subsidiary property owners also will pay to our property manager a Construction Management Fee equal to 5% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property, and (ii) $1.0 million, which fee will be due and payable upon completion of such projects. The fees payable to our property manager have not been negotiated at arm’s length, and are not necessarily reflective of market rates.

We will reimburse our property manager for the costs and expenses incurred by our property manager on our behalf in connection with the management of a property. Such costs and expenses will include legal, travel and other out-of-pocket expense that are directly related to the management of specific properties. Our property manager is responsible for all costs and expenses relating to the wages, salaries, and other employee-related expenses of its employees and its subcontractors.

We, and with respect to the properties they own, our subsidiary property owners, are required to indemnify our property manager for losses incurred by it in connection with, or in any way related to, each managed property and from liability or damage to each property and injury to or death of any person or damage to property, except to the extent of losses arising out of the willful misconduct, negligence and/or unlawful acts (such unlawfulness having been adjudicated by a court of proper jurisdiction) of, or breach of the property management agreement by, the property manager or its employees or agents, provided, however, that our indemnification obligations are limited by any insurance proceeds recovered in respect of any matter for which we are otherwise liable to indemnify the property manager. Our property manager is required to indemnify us, and our subsidiary property owners for properties they own, for losses arising out of or relating to any injury or damage to any person or property for which our property manager is responsible occurring in, on or about the managed properties caused by its willful misconduct, negligence and/or unlawful acts (as such unlawfulness is adjudicated by a court of proper jurisdiction) or due to the breach of the property management agreement by our property manager or its employees or agents, provided, however, that the property manager’s indemnification obligations are limited by any insurance proceeds recovered in respect of any matter for which the property manager is otherwise liable to indemnify us and our subsidiary property owners. However, as long as our property manager is an affiliate of our advisor, we and our subsidiary property owners may not indemnify our property manager unless the property manager has satisfied the stricter standards for indemnification applicable to affiliates that are contained in our charter.

Our property manager may subcontract with affiliated or unaffiliated service providers for the performance of substantially all or a portion of its property management services delegating its duties regarding the day-to-day management of our properties to these sub-property managers and delegating certain oversight services to these affiliated service providers. Our property manager is responsible for paying any service provider leasing fees, property management fees and project management fees from the leasing, property management and project management fees paid by us or our subsidiary property owner to our property manager.

We anticipate that, initially, our property manager will subcontract with an affiliate of our advisor to perform substantially all of its property management and leasing services until such time as we have developed a portfolio of properties to warrant our property manager engaging full time employees to perform property management services. Our property manager also may subcontract certain on-site property management duties to other management companies with experience in the applicable markets or in markets requiring state or other specific licenses. These on-site property management firms will be authorized to lease our properties consistent with the leasing guidelines promulgated by our property manager. Such subcontractors will perform most of the day-to-day, on-site property management services. Our property manager will closely supervise any subcontracted, on-site property managers and will be responsible for paying their fees. We will have no obligation to make any payments to the subcontractors, unless we and our property manager otherwise agree in writing.

Our property manager will remain directly involved in many property management activities including leasing decisions, budgeting, tenant relations (especially national tenant relations), vendor relations (especially national vendor relations), selection and provision of professional services and their providers (i.e., accounting, legal and banking services), and general property-level problem solving. To the extent our property manager directly performs on-site management of a property, it will hire, direct and establish policies for employees who will have direct responsibility for such property’s operations, including resident managers and assistant managers, as well as building and maintenance personnel. For any properties for which the on-site management is subcontracted, property manager has the right to, and will approve, all on-site personnel of such subcontractor and establish policies for such properties’ operations. Some or all of our property manager’s employees may be employed on a part-time basis and also may be employed by affiliates of CNL Healthcare Trust and subsidiaries of and partnerships organized by, CNL Healthcare Trust and its affiliates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following replaces in its entirety the last two sentences of the fourth full paragraph on page 128 of the prospectus, in the section entitled “Certain Relationships and Related Transactions”:

We or our subsidiary property owners also will pay to our property manager a Construction Management Fee equal to 5% of the hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property, and (ii) $1.0 million, which fee will be due and payable upon completion of such projects. Our property manager will be reimbursed the costs and expenses incurred by our property manager on our behalf to the extent included in the annual business plan for a property or otherwise as we may agree. The fees payable to our property manager have not been negotiated at arm’s length, and are not necessarily reflective of market rates.